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                                                    EXHIBIT 20.1






                          PRESIDIO TO PURSUE NEGOTIATION
                                FOR SALE OF ASSETS



     Denver, Colorado, November 15, 1995....PRESIDIO OIL COMPANY
(ASE:PRS/A) announced today that it will pursue negotiations with Tom Brown, Inc. for a potential sale of substantially all of Presidio's assets as a part of a reorganization, with the proceeds expected to be available for distribution to the holders of its bank debt, publicly-traded debt, and equity securities. Tom Brown's bid consists of cash and common stock with a stated value of $180 million, subject to adjustment, with the cash amount being equal to the amount required to pay fully the claimed amount of principal and any interest due on Presidio's bank debt and senior secured notes. Tom Brown was selected by Presidio from the various bidders who submitted bids to acquire the assets of the Company in accordance with bidding procedures previously implemented by it.

     It is anticipated that Presidio and Tom Brown will promptly commence negotiations with the goal of entering into a definitive acquisition agreement prior to January 15, 1996. No assurance, however, can be given as to whether such negotiations will result in the execution of a definitive agreement; and further, no assurance can be given, in the event that such a sale and reorganization is accomplished, as to the relative values that the holders of the Company's existing indebtedness may realize, or as to the value, if any, that the holders of the Company's equity securities may realize.

     Presidio Oil Company is an independent oil and gas company engaged in onshore oil and gas exploration, development and production in the continental United States. The Company's common shares are traded on the American Stock Exchange.

     Tom Brown, Inc. is an independent oil and gas company whose common shares are traded on the NASDAQ National Market.

     For further information contact Investor Relations at (212)
593-2244.
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